May 6, 2015

Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Trust”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 29 filed on February 27, 2015

Dear Ms. White:

Below is a summary of the comments I received from you on April 1, 2015 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

Fee Table

1)	Comment: For Funds that may invest in other Funds, please supplementally confirm that Acquired Fund Fees and Expenses (AFFE) will not exceed 1 basis point (bp). If AFFE will exceed 1 bp, please include AFFE as a line item to the Fee Table as required by Instruction 3(f) to Item 3 of Form N-1A.

Response: We confirm that we include Acquired Fund Fees and Expenses (AFFE) as a line item in the fee table whenever AFFE exceed 1 basis point.

2)	Comment: For the MML Dynamic Bond Fund, please include a footnote to reflect that Acquired Fund Fees and Expenses are based on estimated amounts as required by Instruction 3(f)(vi) to Item 3 of Form N-1A.

Response: We will make the requested change.

Principal Investment Strategies and Risks

3)	Comment: For Funds writing credit default swaps please supplementally confirm that the full notional amount of the credit default swaps will be segregated by the Fund to cover the outstanding positions.

Response: We confirm that it is our current practice to segregate the full notional amount less any collateral.

4)	Comment: If derivatives can be considered substitutes for Fund securities for purposes of the Funds 80% name test policy, please explain supplementally how the Fund will value those derivatives for the purpose of the 80% policy. Please note that Rule 35d-1 is based on a Fund’s assets and not its exposure and in the staff’s view the notional value of such derivatives should not be the basis of valuing derivatives included in a Fund’s 80% policy.

Response: We acknowledge the staff’s position; however, we continue to believe that the prospectus disclosure is appropriate as we are not aware of authority to support the staff’s position.

5)	Comment: The staff is unable to locate a principal strategy that corresponds with investments in “pools” for those Funds that include the “Risk of Investment in Other Funds or Pool” as a principal risk. Please add a corresponding strategy or modify the risk disclosure.

Response: The current risk disclosure is one used across all of the Funds in our complex and provides appropriate exchange-traded fund risk disclosure for the applicable Funds in this Prospectus. In light of the staff’s comment, however, we will consider revising this risk for future updates.

6)	Comment: For all Funds with “Fixed Income Securities Risk,” consider the adequacy of disclosure to shareholders in light of any additional risks due to recent events in the fixed income markets and potential impacts of quantitative easing and/or rising interest rates, including periods of volatility, increased redemptions, and the appropriate manner of communicating any of these risks to shareholders (e.g., prospectus or shareholder reports). Refer to IM Guidance 2014-01.

Response: We will add additional disclosure concerning these risks.

7)	Comment: Please disclose whether the MML Asset Momentum Fund has any requirements regarding maturity or duration when investing in debt instruments.

Response: We will add disclosure to indicate that the MML Asset Momentum Fund does not have any maturity or duration restrictions when investing in debt instruments.

8)	Comment: Consider replacing that the MML Asset Momentum Fund may invest in “property investments” with “REITs” since the Fund has a fundamental limitation against investing directly in real estate.

Response: We will replace “property investments” with “REITs” as suggested.

9)	Comment: For the MML Asset Momentum Fund, please add disclosure to explain what “contracts for differences” are.

Response: We will remove this disclosure from the Prospectus.

10)	Comment: For the MML Asset Momentum Fund, please confirm that “Tax Status Risk” applies to insurance product owners.

Response: We will revise the disclosure as follows:

“Tax Status Risk The Fund’s ability to make direct and indirect investments in some of the asset classes described herein, including commodities-related investments or in investment vehicles that provide exposure to commodities or commodities-related investments, is limited by the Fund’s intention to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended; if the Fund’s investments are not so limited or if such investments (or the income earned on such investments) are recharacterized for U.S. tax purposes, the Fund’s status as a RIC may be jeopardized. That could result in the Fund being subject to income tax at corporate rates, and all distributions from earnings and profits, including any distributions of net long-term capital gains, being taxable to shareholders as dividend income.”

11)	Comment: For the MML Dynamic Bond Fund, please include an example of how an increase of 1% in interest rates would affect a bond using the Fund’s average duration.

Response: We will revise the disclosure as follows: “Duration is a measure of the expected life of a debt security that is used to determine the sensitivity of the security’s value to changes in interest rates. For example, the value of a portfolio of fixed income securities with an average duration of three years would generally be expected to decline by approximately 3% if interest rates rose by one percentage point.”

12)	Comment: For the MML Dynamic Bond Fund, please briefly explain what “embedded options” mean in the description of effective duration.

Response: We will revise the disclosure as follows: “Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund’s investment portfolio may vary materially from its target from time to time, and there is no assurance that the effective duration of the Fund’s investment portfolio will not exceed its target.”

13)	Comment: For the MML Equity Rotation Fund, please confirm that “Smaller and Mid-Cap Company Risk” is a principal risk of the Fund and revise the Fund’s strategy accordingly.

Response: We believe the risk is appropriate given the MML Equity Rotation Fund’s strategy to invest “primarily in common stocks of large- and medium-capitalization U.S. companies.” The current risk disclosure is one used across all of our Funds and provides appropriate mid-cap company risk disclosure.

Additional Information Regarding Investment Objectives and Principal Investment Strategies

14)	Comment: With respect to the “Note Regarding Percentage Limitations,” please clarify that the first sentence under this heading does not apply to the 15% limitation on investments in illiquid securities.

Response: We will add the following disclosure: “However, if, through a change in values, net assets, or other circumstances, a Fund were in a position where more than 15% of its net assets was invested in illiquid securities, the Fund would take appropriate orderly steps, as deemed necessary, to protect liquidity.”

Additional Information Regarding Principal Risks

15)	Comment: Please advise why it is appropriate to discuss non-principal risks in a section regarding principal risks.

Response: We will add the following clarifying disclosure: “The Principal Risks of each Fund are identified in the foregoing Fund Summaries and are described in this section. Certain Funds may be more susceptible to some of the risks than others.”

Performance for Similar Accounts

16)	Comment: Supplementally confirm that the subadviser has the records to support the performance calculation, including the source of the prior performance under Rule 204-2(a)(16) of the Advisers Act.

Response: MassMutual retains the records to support the performance expense adjustments made to the performance information provided to it by the subadviser. The subadviser confirms that it maintains the records to support the performance information provided by it to MassMutual.

SAI

Investment Restrictions of the Funds

1)	Comment: Fundamental Investment Restriction (7)(c) states that there is no limitation for securities issued by other investment companies. A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

Response: We acknowledge the staff’s position; however, we continue to believe that revisions to the disclosure would not be appropriate as we are not aware of authority to support the staff’s position.

Investment Advisory and Other Service Agreements

2)	Comment: Please disclose the amount of the subadvisory fee paid to DoubleLine.

Response: Pursuant to MassMutual’s manager of managers’ exemptive order, we are not obligated to disclose the subadvisory fees paid to unaffiliated subadvisers.

Appendix C – Additional Portfolio Manager Information

3)	Comment: In the compensation discussion for Babson Capital please disclose the benchmarks that are being used pursuant to Item 20(b) of Form N-1A.

Response: The compensation disclosure for Babson Capital will be revised to read as follows:

“Compensation packages at Babson Capital are structured such that key professionals have a vested interest in the continuing success of the firm. Portfolio managers’ compensation is comprised of base salary, a performance-driven annual bonus, a discretionary long-term incentive and may contain a performance fee award. As part of the firm’s continuing effort to monitor retention, Babson Capital participates in annual compensation surveys of investment management firms and subsidiaries to ensure that Babson Capital’s compensation is competitive with industry standards.

The base salary component is generally positioned at mid-market. Increases are tied to market, individual performance evaluations and budget constraints.

Portfolio managers may receive a yearly bonus. Factors impacting the potential bonuses include but are not limited to: i) investment performance of funds/accounts managed by a portfolio manager, ii) financial performance of Babson Capital, iii) client satisfaction, and iv) teamwork.

Long-term incentives are designed to share the long-term success of the firm and take the form of deferred cash awards, which may include an award that resembles phantom restricted stock; linking the value of the award to a formula which includes Babson Capital’s overall earnings, revenue, and assets under management. A voluntary separation of service will result in a forfeiture of unvested long-term incentive awards.”

4)	Comment: Please review Item 20 of Form N-1A and revise the compensation discussion for DoubleLine as it is too generic.

Response: We have reviewed the disclosure provided by DoubleLine and believe that no changes to the compensation discussion are needed because the disclosure meets the requirements of Form N-1A.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to

SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company